EXHIBIT 99.2

              Selected Financial Information of The Provident Bank
                          As of September 30, 2002 and
             For the Three and Nine Months Ended September 30, 2002

                       THE PROVIDENT BANK AND SUBSIDIARIES

                      Consolidated Statements of Condition

              September 30, 2002 (Unaudited) and December 31, 2001

                             (Dollars in Thousands)

                       Assets                               September 30, 2002      December 31, 2001
                                                            -------------------     ------------------
Cash and due from banks                                     $            84,377                 71,539
Federal funds sold                                                       33,000                 35,000
Short-term investments                                                   10,549                    864
                                                            -------------------     ------------------

                     Total cash and cash equivalents                    127,926                107,403
                                                            -------------------     ------------------
Investment securities (market value of $126,039                         120,295                112,951
    (unaudited) and $114,042 at September 30,
    2002 and December 31, 2001)

Securities available for sale, at fair value                            780,341                494,716
Federal Home Loan Bank stock                                             11,514                 12,555

Loans                                                                 1,993,400              2,016,545
    Less allowance for loan losses                                       21,345                 21,909
                                                            -------------------     ------------------

                     Net loans                                        1,972,055              1,994,636
                                                            -------------------     ------------------

Other real estate owned, net                                                123                     --
Banking premises and equipment, net                                      43,384                 42,213
Accrued interest receivable                                              15,067                 15,331
Intangible assets                                                        26,495                 27,781
Bank owned life insurance                                                46,921                 44,790
Other assets                                                             18,137                 17,341
                                                            -------------------     ------------------

                     Total assets                           $         3,162,258              2,869,717
                                                            ===================     ==================

               Liabilities and Equity

Deposits:
    Demand deposits                                         $           652,055                546,639
    Savings deposits                                                    857,575                742,547
    Certificates of deposit of $100,000 or more                         167,510                132,614
    Other time deposits                                                 914,686                919,923
                                                            -------------------     ------------------
                     Total deposits                                   2,591,826              2,341,723

Mortgage escrow deposits                                                  9,122                 13,753
Borrowed funds                                                          216,666                195,767
Other liabilities                                                        24,785                 26,344
                                                            -------------------     ------------------

                     Total liabilities                                2,842,399              2,577,587
                                                            -------------------     ------------------

Retained earnings                                                       306,212                287,535
Accumulated other comprehensive income                                   13,647                  4,595
                                                            -------------------     ------------------
                     Total equity                                       319,859                292,130

Commitments and contingencies

                                                            -------------------     ------------------

                     Total liabilities and equity           $         3,162,258              2,869,717
                                                            ===================     ==================

See accompanying notes to unaudited consolidated financial statements.

                       THE PROVIDENT BANK AND SUBSIDIARIES

                        Consolidated Statements of Income

       Three and Nine Months ended September 30, 2002 and 2001 (Unaudited)

                             (Dollars in Thousands)

                                                             Three months ended          Nine months ended
                                                               September 30,               September 30,
                                                          -----------------------     -----------------------
                                                            2002          2001          2002           2001
                                                          --------      ---------     ---------      --------
Interest income:
    Mortgage loans                                        $ 12,456         15,504        39,763        46,930
    Commercial loans                                        15,730         15,590        16,231        18,383
    Consumer loans                                           5,316          6,171        45,657        47,362
    Investment securities                                    1,249          1,418         3,942         4,411
    Securities available for sale                            9,841          6,600        26,381        18,344
    Other short-term investments                                76             16           203           168
    Federal funds                                              360            237         1,123           665
                                                          --------      ---------     ---------      --------

                   Total interest income                    45,028         45,536       133,300       136,263
                                                          --------      ---------     ---------      --------

Interest expense:
    Deposits                                                13,869         18,696        41,853        59,131
    Borrowed funds                                           2,170          2,300         6,279         7,182
                                                          --------      ---------     ---------      --------

                   Total interest expense                   16,039         20,996        48,132        66,313
                                                          --------      ---------     ---------      --------

                   Net interest income                      28,989         24,540        85,168        69,950

Provision for loan losses                                   11,050            400        12,250         1,600
                                                          --------      ---------     ---------      --------

                   Net interest income after
                     provision for loan losses              17,939         24,140        72,918        68,350
                                                          --------      ---------     ---------      --------

Non-interest income:
    Fees                                                     4,351          3,695        12,705        11,590
    Net gain (loss) on securities transactions                 (28)            26           967            82
    Commissions                                                334            268           932           786
    Bank owned life insurance                                  726            701         2,131         2,045
    Other income                                               339             54           965           664
                                                          --------      ---------     ---------      --------

                   Total non-interest income                 5,722          4,744        17,700        15,167
                                                          --------      ---------     ---------      --------

Non-interest expense:
    Salaries and employee benefits                          11,356          9,962        34,546        29,197
    Net occupancy expense                                    3,256          3,034         9,834         8,968
    Federal deposit insurance                                  104            104           311           309
    Data processing expense                                  1,500          1,878         4,523         5,005
    Advertising and promotion expense                          568          1,332         2,274         2,580
    Amortization of intangibles                                774          1,069         2,489         3,108
    Other operating expenses                                 3,435          2,793        11,642         9,121
                                                          --------      ---------     ---------      --------

                   Total non-interest expenses              20,993         20,172        65,619        58,288
                                                          --------      ---------     ---------      --------

                       THE PROVIDENT BANK AND SUBSIDIARIES

                        Consolidated Statements of Income

       Three and Nine Months ended September 30, 2002 and 2001 (Unaudited)

                             (Dollars in Thousands)

                                                               Three months ended           Nine months ended
                                                                  September 30,               September 30,
                                                            -------------------------   -------------------------
                                                               2002          2001          2002           2001
                                                            ----------    -----------   -----------    ----------
               Income before income tax expense (benefit)
                 and the cumulative effect of a change
                 in accounting principle                    $    2,668          8,712        24,999        25,229

Income tax expense (benefit)                                      (983)         2,850         5,803         7,977
                                                            ----------    -----------   -----------    ----------

               Income before the cumulative effect
                 of a change in accounting principle             3,651          5,862        19,196        17,252

Cumulative effect of a change in accounting principle,
    net of tax of $0                                                 -              -          (519)            -
                                                            ----------    -----------   -----------    ----------

               Net income                                   $    3,651          5,862        18,677        17,252
                                                            ==========    ===========   ===========    ==========

See accompanying notes to unaudited consolidated financial statements.

                       THE PROVIDENT BANK AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

            Nine Months ended September 30, 2002 and 2001 (Unaudited)

                             (Dollars in Thousands)

                                                     Nine-Months ended September 30,
                                                     -------------------------------
                                                          2002              2001
                                                     --------------    -------------
Cash flows from operating activities:
    Net income                                       $       18,677           17,252
    Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation and amortization of
            intangibles                                       7,148            6,933
          Provision for loan losses                          12,250            1,600
          Deferred tax benefit                               (3,385)            (636)
          Increase in cash surrender value of
            bank owned life insurance                        (2,131)          (2,045)
          Net amortization of premiums and
            discount on securities                             (291)            (291)
          Accretion of net deferred loan fees                  (811)          (1,093)
          Amortization of premiums on
            purchased loans                                     632            1,154
          Proceeds from sales of other real
            estate owned, net                                   173              252
          Net gain on investment securities
            transactions                                         --              (16)
          Net gain on sale of loans                          (1,597)          (1,263)
          Proceeds from sale of loans                        63,952           66,302
          Net gain on securities
            available for sale                                 (967)             (66)
          Decrease in accrued
            interest receivable                                 264            1,987
          Increase in other assets                           (5,330)          (1,205)
          (Decrease) increase in mortgage
            escrow deposits                                  (4,631)           1,760
          (Decrease) increase in other liabilities           (1,559)           4,478
                                                     --------------    -------------
                   Net cash provided by
                      operating activities                   82,394           95,103
                                                     --------------    -------------

Cash flows from investing activities:
    Proceeds from maturities, calls and
       paydowns of investment securities                    114,018           54,142
    Purchases of investment securities                     (121,417)         (36,158)
    Proceeds from sales of securities
       available for sale                                     1,041              248
    Proceeds from maturities and paydowns
       of securities available for sale                      92,027           95,795
    Purchases of securities available for sale             (362,521)        (220,200)
    Net increase in loans                                   (52,141)         (80,738)
    Purchases of premises and equipment, net                 (3,880)          (2,171)
                                                     --------------    -------------
                   Net cash used in
                      investing activities                 (332,873)        (189,082)
                                                     --------------    -------------

Cash flows from financing activities:
    Net increase in deposits                         $      250,103          143,116

                       THE PROVIDENT BANK AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

            Nine Months ended September 30, 2002 and 2001 (Unaudited)

                             (Dollars in Thousands)

                                                    Nine-Months ended September 30,
                                                    -------------------------------
                                                        2002               2001
                                                    ------------       ------------
    Proceeds from FHLB Advances                           52,300             22,800
    Payments on FHLB Advances                            (34,014)           (29,628)
    Net increase (decrease) in Retail
       Repurchase Agreements                               2,613             (1,829)

                   Net cash provided by
                      financing activities               271,002            134,459
                                                    ------------       ------------

                   Net increase in
                      cash and cash equivalents           20,523             40,480

Cash and cash equivalents at beginning of period         107,403             67,302
                                                    ------------       ------------

Cash and cash equivalents at end of period          $    127,926            107,782
                                                    ============       ============

Cash paid during the period for:

    Interest on deposits and borrowings             $     47,874             66,586
                                                    ============       ============

    Income taxes                                    $     11,400              9,417
                                                    ============       ============

Noncash investing activities - transfer of loans
    receivable to other real estate owned           $        296                 60
                                                    ============       ============

See accompanying notes to unaudited consolidated financial statements.

                       THE PROVIDENT BANK AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of The Provident Bank (the "Bank") and its wholly-owned subsidiaries, Provident Mortgage Corporation and Provident Investment Services, Inc., and its majority owned subsidiary, PSB Funding, Inc.

The interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, considered necessary for a fair presentation of the financial condition and results of operations for the periods presented. The results of operations for the three and nine months ended September 30, 2002 are not necessarily indicative of the results of operations that may be expected for all of 2002.

Certain information and note disclosures normally included in financial statements and prepared in accordance with generally accepted accounting principles have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission.

These unaudited consolidated financial statements should be read in conjunction with the December 31, 2001 audited consolidated financial statements and notes thereto included in the Prospectus of Provident Financial Services, Inc. (the "Holding Company") dated November 12, 2002, which is part of the Holding Company's registration statement on Form S-1, as amended (Registration No. 333-98241)

Note 2. Comprehensive Income

For the three months periods ended September 30, 2002 and 2001, total comprehensive income, representing net income plus or minus other items recorded directly in equity, such as the change in unrealized gains or losses on securities available for sale amounted to $9,291,000 and $11,858,000, respectively. For the nine months ended September 30, 2002 and 2001, total comprehensive income amounted to $27,729,000 and $24,379,000.

Note 3. Loans and Allowance for Loan Loss

Loans receivable at September 30, 2002 and December 31, 2001 are summarized as follows (in thousands):

                                             September 30,      December 31,
                                                 2002               2001
                                             -------------     -------------
Mortgage loans:
  Residential                               $     697,206            795,442
  Commercial                                      430,692            412,280
  Multifamily                                      88,947             95,456
  Commercial construction                         102,555             80,717
                                             ------------       ------------
        Total mortgage loans                    1,319,400          1,383,895
                                             ------------       ------------
Mortgage warehouse loans                          220,623            167,905
Commercial loans                                  165,228            141,491
Consumer loans                                    286,945            322,219
                                             ------------       ------------
        Total loans                               672,796            631,615
                                             ------------       ------------
Premium on purchased loans                          2,318              2,566
Less net deferred fees                              1,114              1,531
                                             ------------       ------------
                                          $     1,993,400          2,016,545
                                             ============       ============

The activity in the allowance for loan losses for the three and nine months ended September 30, 2002 and 2001 (in thousands):

                                                Three months ended          Nine months ended
                                                   September 30               September 30
                                            -----------------------     -----------------------
                                               2002         2001           2002         2001
                                            ----------   ----------     ----------   ----------
                                                  (Unaudied)

Balance at beginning of period            $     21,958       21,045         21,909       20,198
Provision charged to operations                 11,050          400         12,250        1,600
Recoveries of loans previously charged
    off                                            282          262            905          680
Loans charged off                               11,945           70         13,719          841
                                            ----------   ----------     ----------   ----------
              Balance at end of period
                                          $     21,345       21,637         21,345       21,637
                                            ==========   ==========     ==========   ==========

Non-performing loans totaled $12.8 million at September 30, 2002 compared to $8.1 million at December 31, 2001. This increase in non-performing loans was attributable primarily to an increase of $8.7 million in mortgage warehouse lines that were classified as non-performing in September 2002. During the third quarter of 2002, a mortgage warehouse line of $20.6 million to a borrower that had ceased doing business under allegations of fraud was reclassified into the following categories: $7.3 million as substandard, $1.5 million as doubtful and $11.8 million as a loss, which correspond to The Provident Bank's three lowest ratings when it assigns a risk rating to a loan.

Note 4. Deposits

Deposits at September 30, 2002 and December 31, 2001 are summarized as follows (in thousands):

                                                 September 30,      December 31,
                                                     2002              2001
                                                --------------    --------------
              Savings deposits                $        857,575   $       742,547
              Money market accounts                     94,565            79,482
              Interest Bearing DDA                     284,523           241,239
              Non-interest bearing
                  deposits                             272,967           225,918
              Certificate of deposits                1,082,196         1,052,537
                                                --------------    --------------
                                              $      2,591,826   $     2,341,723
                                                ==============    ==============

Note 5. Income Taxes

For the three and nine months ended September 30, 2002, the provision for income taxes was impacted by lower taxable income as a result of the significant charge off of an uncollectable loan in addition to an adjustment to deferred tax assets for state taxes to reflect the current New Jersey corporate business tax rate of 9% from the previous rate of 3%.

Note 6. Plan of Conversion

On April 26, 2002, the Board of Managers of the Bank approved a Plan of Conversion ("the Plan"), which provides for the conversion of the Bank from a New Jersey-chartered mutual savings bank to a New Jersey- Chartered stock savings bank, pursuant to the rules and regulations of the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. As part of the conversion, the Plan provided for the formation of the Holding Company, which will own 100% of the common stock of the Bank following the conversion. The Bank has received approval of the Plan from the New Jersey Commissioner of Banking and Insurance. The Federal Deposit Insurance Corporation has notified the Bank of its intention to issue a letter of non-objection to the Plan and the Federal Reserve Board has approved the establishment of the Holding Company. The Plan is subject to the approval of its depositors. A Special Meeting of Depositors has been scheduled for January 7, 2003 to vote on the Plan.

Upon the consummation of the conversion, the legal existence of the Bank shall not terminate, but the Bank in stock form shall be a continuation of the Bank in mutual form. The stock Bank shall have, hold and enjoy the same in its own right as fully and to the same extent as the same was possessed, held and enjoyed by the mutual Bank. At the effective time of the conversion the stock Bank shall continue to have and succeed to all the rights, obligations and relations of the mutual Bank.

In connection with the Bank's commitment to its community, the Plan provides for the establishment of a charitable foundation as part of the conversion. The Holding Company intends to donate to the foundation cash and a number of authorized but unissued shares of common stock in an aggregate amount up to 6% of the value of the shares of common stock sold in the conversion, up to a maximum of $24 million. The Holding Company will recognize an expense equal to the cash and fair value of the stock in the quarter in which the contribution occurs, which is expected to be the first quarter of 2003. This expense will reduce earnings and could have a material impact on the Holding Company's earnings for the first quarter of 2003 and for all of 2003.

Conversion costs will be deferred and deducted from the proceeds of the shares sold in the offering. If the conversion transaction is not completed, all costs will be charged to expense. As of September 30, 2002, approximately $756,222 of conversion costs had been deferred.

Note 7. Impact of Recent Accounting Pronouncements

In October 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 147, "Acquisitions of Certain Financial Institutions - an amendment to FASB Statements No. 72 and 144 and FASB Interpretation No. 9."

This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 147 that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS No. 147 clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of SFAS No. 147 are effective October 1, 2002. The Bank has previously purchased deposits of other financial institutions and recorded a core deposit intangible. This Statement will have no effect on the accounting or amortization of the recorded intangible asset.

On July 20, 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangilble Assets." Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Bank adopted Statement No. 142 effective January 1, 2002. As of December 31, 2001, the Bank had goodwill in the amount of $20.0 million as a result of the acquisition of financial institutions for which the amortization ceased upon the adoption of Statement No. 142 and $519,000 resulting from the acquisition of a mortgage banking company in 2001. At June 30, 2002, the Bank determined that the carrying amount of $519,000 of goodwill related to the acquisition of the mortgage banking company was impaired, and recognized the impairment charge as a cumulative effect of a change in accounting principle in accordance with Statement No. 142. In addition, at December 31, 2001, the Bank had $3.3 million in intangible assets with definite useful lives that continued to be amortized upon the adoption of SFAS No. 142.

If Statement No. 142 had been adopted on January 1, 2001, net income would have increased as a result of ceasing the amortization of goodwill by $878,000 for the nine months ended September 30, 2001, and by $293,000 for the three months ended September 30, 2001.

On October 3, 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of the Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of this standard did not have a significant impact on our financial statements.

Management's Discussion and Analysis

Comparison of Financial Condition at September 30, 2002 and December 31, 2001

     Total assets increased by $292.5 million, or 10.2% to $3.16 billion at September 30, 2002 compared to $2.87 billion at December 31, 2001. This increase was primarily due to an increase in the investment portfolio.

     Net loans decreased $22.6 million or 1.13% to $1.97 billion at September 30, 2002 from $1.99 billion at December 31, 2001. Residential real estate loans decreased $98.2 million or 12.4% to $697.2 million at September 30, 2002 from $795.4 million at December 31, 2001. This decrease was primarily attributable to declines in long-term interest rates which resulted in high levels of refinance and repayment activity. Residential real estate loan repayments totaled $210.2 million for the nine-month period ended September 30, 2002 compared to $168.7 million for the six months ended June 30, 2002 and $245.7 million for the year ended December 31, 2001. Residential mortgage loan originations for the nine months ended September 30, 2002 were $202.7 million compared to $215.9 million for the year ended December 31, 2001. Sales of long term fixed rate mortgages totaled $64.0 million for the nine-month period ended September 30, 2002 compared to $43.3 million for the six months ended June 30, 2002 and $80.7 million for the year ended December 31, 2001. Commercial real estate loans increased $18.4 million or 4.47% at September 30, 2002 to $430.7 million compared to $412.3 million at December 31, 2001. Construction loans increased $21.8 million or 27.1% to $102.6 million at September 30, 2002 compared to $80.7 million at December 31, 2001. Commercial loans increased $23.7 million or 16.8% to $165.2 million at September 30, 2002 compared to $141.5 million at December 31, 2001. Consumer loans decreased $35.3 million or 11.0% to $286.9 million at September 30, 2002 from $322.2 million at December 31, 2001.

     Non-performing loans totaled $12.8 million at September 30, 2002 compared to $8.1 million at December 31, 2001. This increase in non-performing loans was attributable primarily to an increase of $8.7 million in mortgage warehouse lines that were classified as non-performing in September 2002. In September 2002, management learned of an investigation by the Federal Bureau of Investigation into alleged fraudulent activity involving one of our mortgage warehouse borrowers. The borrower's business operations have ceased and, upon our application, a permanent receiver has been appointed by the courts. Based on management's assessment of the known facts, at September 30, 2002 the outstanding mortgage warehouse line of $20.6 million was reclassified into the following categories: $7.3 million as substandard, $1.5 million as doubtful and $11.8 million as a loss, which correspond to The Provident Bank's three lowest ratings when it assigns a risk rating to a loan. Non-performing loans as a percentage of total loans increased to 0.64% at September 30, 2002 from 0.40% at December 31, 2001.

     The calculation of the allowance for loan losses is a critical accounting policy of The Provident Bank. Provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions and other relevant factors in order to maintain the allowance for loan losses at adequate levels to provide for estimated losses. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change.

     The investment portfolio increased $293.0 million or 48.2% to $900.6 million at September 30, 2002 compared to $607.7 million at December 31, 2001. The largest portion of this increase was in the available for sale portfolio which increased $285.6 million or 57.7% to $780.3 million at September 30, 2002 from $494.7 million at December 31, 2001. Available for sale U.S. Agency collateralized mortgage obligations increased $212.9 million or 66.3% during the period. Available for sale corporate and other securities increased $57.5 million or 54.4% during the period. The increase in investment securities was attributable to increases in loan and mortgage backed securities principal prepayments and deposit inflows.

     Total deposits increased $250.1 million or 10.7% to $2.59 billion at September 30, 2002 from $2.34 billion at December 31, 2001. Core deposits increased $220.4 million or 17.1% during the period. Savings accounts increased $115.0 million or 15.5% during the period and demand deposit accounts increased $105.4 million or 19.3% during the period. Continued volatility in the financial markets and competitive pricing has contributed to the increase in deposits.

     Federal Home Loan Bank borrowings increased $18.3 million or 12.6% to $163.0 million at September 30, 2002 from $144.7 million at December 31, 2001. Retail repurchase agreements increased $2.6 million or 5.1% during the period.

     Total equity increased $27.7 million or 9.5% to $319.9 million at September 30, 2002 from $292.1 million at December 31, 2001. Retained earnings increased $18.7 million or 7.5% during the nine month period. After tax unrealized gains on investment securities increased $9.1 million or 197.0% during the nine month period. Yields in the two- and five-year maturity sector of the Treasury yield curve have fallen approximately 134 and 174 basis points, respectively, since year end 2001, resulting in an increase in the value of the investment portfolio.

Comparison of Operating Results for the Three Months Ended September 30, 2002 and September 30, 2001

     General. Net income for the three months ended September 30, 2002 was $3.7 million, a decrease of $2.2 million or 37.7% compared to net income of $5.9 million for the three months ended September 30, 2001. This decrease in net income was attributable to an $11.1 million charge to operations for the provision for loan losses resulting from a $20.6 million mortgage warehouse loan of which $11.8 million was classified as loss. Return on average assets was 0.47% for the three months ended September 30, 2002 compared to 0.85% for the three months ended September 30, 2001. Return on average equity was 4.65% for the three months ended September 30, 2002 compared to 8.33% for the three months ended September 30, 2001.

     Net Interest Income. Net interest income for the three month period was $29.0 million, an increase of $4.4 million or 18.1% over net interest income of $24.6 million for the three month period ended September 30, 2001. The net interest rate spread, the difference between the yield on average interest earning assets and the cost of average interest bearing liabilities, for the three month period ended September 30, 2002 and September 30, 2001 was 3.60% and 3.38% respectively. The net interest margin for the three month period ended September 30, 2002 was 3.98% compared to 3.88% for the three month period ended September 30, 2001.

     Interest income declined $508,000 or 1.1% for the three month period ended September 30, 2002 to $45.0 million compared to $45.5 million for the three month period ended September 30, 2001. This decrease was attributable to cash flows from deposits and principal repayments on loans and investments that are being reinvested at lower interest rates. The average yield on interest earning assets decreased to 6.17% for the three month period ending September 30, 2002 from 7.20% for the comparative period in 2001.

     Interest expense decreased $5.0 million or 23.6% to $16.0 million for the three-month period ended September 30, 2002 from $21.0 million for the comparable period. This decrease was attributable to the decline in short-term interest rates. The cost of our interest bearing liabilities decreased to 2.57% for the three months ended September 30, 2002 from 3.82% for the three months ended September 30, 2001.

     Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level management considers necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, management considers past and current loss experience, evaluation of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay the loan and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or events change. Management assesses the allowance for loan losses on a quarterly basis and makes provision for loan losses in order to maintain the adequacy of the allowance. Due to the reclassification of the $20.6 million mortgage warehouse line to a mortgage warehouse borrower that has ceased doing business under allegations of fraud, the loan loss provision for the quarter ended September 30, 2002 was $11.1 million, an increase of $10.7 million from the provision of $400,000 for the quarter ended September 30, 2001. In accordance with our lending policies, on September 30, 2002, a charge of $11.8 million was taken against the allowance for loan losses. The allowance for loan losses was $21.3 million or 1.07% of total loans at September 30, 2002 compared to $21.6 million or 1.09% at September 30, 2001. Net charge offs for the three months ended September 30, 2002 were $11.7 million compared to a net recovery of $179,000 for the three months ended September 30, 2001.

     Non-Interest Income. Non-interest income consists primarily of fee income on deposit accounts, loan servicing fee income and increases in the cash surrender value of bank owned life insurance. Non-interest income increased $978,000 or 20.6% to $5.7 million for the three months ended September 30, 2002 compared to $4.7 million for the three months ended September 30, 2001. This increase was attributable to an increase of $434,000 in net gains on loan sales, an increase of $254,000 in miscellaneous retail fees and an increase of $209,000 in net profits on the sale of other assets.

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     Non-Interest Expense. Non-interest expense increased $821,000 or 4.07% to
$21.0 million for the three month period ended September 30, 2002 compared to $20.2 million for the three months ended September 30, 2001. This increase was attributable to a $1.4 million increase in salaries and benefits, and a $441,000 increase in consulting expense which was offset by a $381,000 decrease in data processing expense and a $766,000 decrease in advertising and promotion expense.

     Income Tax Expense. Income tax expense decreased $3.8 million to a net benefit of $983,000 for the three month period ended September 30, 2002 compared to $2.9 million for the three month period ended September 30, 2001. The decrease in income tax expense is attributable to lower taxable income as a result of the charge off of a portion of the $20.6 million mortgage warehouse line to a mortgage warehouse borrower that has ceased doing business under allegations of fraud. Additionally, an adjustment to deferred tax assets for state taxes to reflect the current New Jersey corporate business tax rate of 9% from the previous rate of 3% resulted in a tax benefit of $1.0 million. It is expected that the increase in the New Jersey Corporate Business tax rate will increase the Bank's effective tax rate in future periods.

Comparison of Operating Results for the Nine Months Ended September 30, 2002 and September 30, 2001

     General. Net income for the nine months ended September 30, 2002 was $18.7 million, an increase of $1.4 million or 8.3% compared to net income of $17.3 million for the nine months ended September 30, 2001. The increase in net income was attributable to increases in net interest income and other non-interest income that was offset by a $12.3 million charge to operations for the provision for loan losses and a goodwill impairment charge of $519,000 as a cumulative effect of a change in accounting principle. Return on average assets for the nine months ended September 30, 2002 was 0.83% compared to 0.85% for the nine months ended September 30, 2001. Return on average equity was 8.29% for the nine months ended September 30, 2002 compared to 8.43% for the nine months ended September 30, 2001.

     Net Interest Income. Net interest income for the nine months ended September 30, 2002 was $85.2 million, an increase of $15.2 million or 21.8% over net interest income of $70.0 million for the nine months period ended September 30, 2001. The net interest rate spread, the difference between the yield on average interest earning assets and the cost of average interest bearing liabilities, for the nine-month period ended September 30, 2002 and September 30, 2001 was 3.66% and 3.14% respectively. The net interest margin for the nine month period ended September 30, 2002 was 4.03% compared to 3.68% for the nine month period ended September 30, 2001.

     Interest income decreased $3.0 million or 2.2% for the nine-month period ended September 30, 2002 to $133.3 million compared to $136.3 million for the nine month period ended September 30, 2001. This decrease was attributable to the reinvestment of cash flows from deposits and loan repayments at lower current interest rates. The yield on interest earning assets decreased to 6.31% for the nine month period ending September 30, 2002 from 7.17% for the comparative period in 2001.

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     Interest expense decreased $18.2 million or 27.4% to $48.1 million for the nine months ended September 30, 2002 compared to $66.3 million for the nine months ended September 30, 2001. This decline was attributable to the decline in interest rates during the period. The cost of interest bearing liabilities decreased to 2.65% for the nine months ended September 30, 2002 from 4.03% for the nine months ended September 30, 2001.

     Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level management considers necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, management considers past and current loss experience, evaluation of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay the loan and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or events change. Management assesses the allowance for loan losses on a quarterly basis and makes provision for loan losses in order to maintain the adequacy of the allowance. Due to the reclassification of the $20.6 million mortgage warehouse line to a mortgage warehouse borrower that has ceased doing business under allegations of fraud, the loan loss provision for the nine months ended September 30, 2002 was $12.3 million, an increase of $10.7 million from the provision of $1.6 million for the nine month period ended September 30, 2001. In accordance with our lending policies, on September 30, 2002, a charge of $11.8 million was taken against the allowance for loan losses. The allowance for loan losses was $21.3 million or 1.07% of total loans at September 30, 2002 compared to $21.6 million or 1.09% of total loans at September 30, 2001. Net charge offs for the nine months ended September 30, 2002 were $12.8 million compared to net charge offs of $159,000 for the nine months ended September 30, 2001. The allowance for loan losses as a percentage of non-performing loans was 166.94% at September 30, 2002 compared to 372.13% at September 30, 2001.

     Non-Interest Income. Non-interest income consists mainly of fee income on deposit accounts, loan servicing fee income and increases in the cash surrender value of bank owned life insurance. Non-interest income increased $2.5 million or 16.7% to $17.7 million for the nine months ended September 30, 2002 compared to $15.2 million for the nine months ended September 30, 2001. This increase was attributable to a $334,000 increase in net gains on loan sales, an increase of $473,000 in net gains on the sale of other assets, an increase of $578,000 in miscellaneous fees and an increase of $885,000 in realized gains on securities.

     Non-Interest Expense. Non-interest expense increased $7.3 million or 12.6% to $65.6 million for the nine months ended September 30, 2002 compared to $58.3 million for the nine months ended September 30, 2001. The increase in non-interest expense was primarily attributable to increases of $3.2 million in salaries and commissions, $2.1 million in benefit expenses and $1.4 million in consulting expenses related to employee training and education programs and the implementation of a customer relationship management system.

     Income Tax Expense. Income tax expense decreased $2.2 million or 27.3% to $5.8 million for the nine months ended September 30, 2002 resulting in an effective tax rate of 23.2%, compared to $8.0 million for the nine months ended September 30, 2001 resulting in an effective tax rate of 31.6%. The decrease in income tax expense was attributable to lower taxable income as a result of the charge off of uncollectable loans. Additionally, an adjustment to deferred tax assets for state taxes to reflect the current New Jersey corporate business tax rate of 9% from the previous rate of 3% resulted in a tax benefit of $1.0 million. It is expected that the increase in the New Jersey Corporate Business tax rate will increase the Bank's effective tax rate in future periods.

Liquidity and Capital Resources

     Our sources of funds are primarily from deposits, scheduled amortization of loans, loan prepayments, scheduled maturities of investments and cash flows from mortgage-backed securities. Scheduled loan amortizations are fairly predicable sources of funds while loan and mortgage-backed securities prepayments and deposit flows are influenced by interest rates, local economic conditions and the competitive marketplace. An additional source of liquidity that is available to us should the need arise, is our ability to borrow funds against a $100 million overnight line of credit from the Federal Home Loan Bank of New York.

     As of September 30, 2002 and December 31, 2001, we did not have any outstanding borrowings against our overnight line of credit. As of September 30, 2002, we had $216.7 million in borrowed funds, and increase of $20.9 million from $195.8 million at December 31, 2001. As of September 30, 2002, Federal Home Loan Bank advances totaled $163.0 million, an increase of $18.3 million from $144.7 million at December 31, 2001. As of September 30, 2002, retail repurchase agreements outstanding totaled $53.7 million, an increase of $2.6 million from $51.1 million at December 30, 2001.

     Our cash needs for the nine months ended September 30, 2002 were provided primarily from principal payments on loans and mortgage backed securities and increases in deposits. The cash was used primarily to fund loan originations and the purchase of securities for the investment portfolio. For the nine months ended September 30, 2001 cash needs were primarily satisfied by principal payments on loans and increases in deposits. The cash was used primarily to fund loan originations and the purchase of securities for the investment portfolio.

     As of September 30, 2002, The Provident Bank exceeded all regulatory capital requirements. Our leverage (Tier 1) capital ratio was 9.22% at September 30, 2002. FDIC regulations currently require banks to maintain a minimum leverage ratio of Tier 1 capital to adjusted total assets of 4.0%. Our total risk based capital ratio was 14.50% at September 30, 2002. Under current regulations, the minimum required ratio of total capital to risk adjusted assets is 8.0%. A bank is considered to be well-capitalized if it has a leverage if it has a leverage (Tier 1) capital ratio of at least 5.0% and a risk based capital ratio of at least 10.0%. As of September 30, 2002, The Provident Bank exceeded the requirements to be considered well-capitalized.